

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

July 29, 2009

Mr. Robert N. Fried
Chief Executive Officer
Ideation Acquisition Corp.
1105 N. Market Street, Suite 1300
Wilmington, DE 19801

      **RE:    Ideation Acquisition Corp.
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed March 20, 2009
             File No. 001-33800**

Dear Mr. Fried:

      We have completed our review of your Form 10-K and have no further comments at this time.

                Sincerely,

                /s/ Robert Bartelmes

                Robert Bartelmes
                Senior Financial Analyst

cc:    <u>By facsimile to (305) 374-5095</u>
       Michael Francis
       (Akerman Senterfitt)